EXHIBIT 2

                                           May 29, 2001



Mr.  Steven  M.  Szekely
Executive Vice President and Secretary
Monarch  Services,  Inc.
4517  Harford  Road
Baltimore,  MD  21214-3122

     Re:   Shareholder  Proposal

Dear  Mr.  Szekely:

     We are submitting the attached resolution and supporting statement for inclusion in the proxy statement of Monarch Services, Inc. (the "Company") relating to the next annual meeting of stockholders of the Company. The attached resolution and supporting statement requests that the Board of Directors of the Company explain and seek shareholder approval for the Company's current business plan.

     Anthony J. Sutton is the owner of 154,400 shares of common stock of the Company and intends to hold such shares through the date of the next annual meeting of stockholders. Attached is a Schedule 13D filed by Mr. Sutton on November 24, 1998 and all subsequent Schedules 13D filed by Mr. Sutton reporting a change in his ownership level. As of the date hereof, Anthony J. Sutton has held at least $2,000 in market value or 1% of the Company's securities entitled to be voted on the proposal for at least one year.

     Swampoodle, L.P., a Maryland limited partnership, is the owner of 82,500 shares of common stock of the Company and intends to hold such shares through the date of the next annual meeting of stockholders. The general partner of Swampoodle, L.P. is Swampoodle Holdings, Inc., a Maryland corporation. Michael
R. Drayne is the President and Treasurer and a director of Swampoodle Holdings, Inc. Attached is a Schedule 13D filed by Swampoodle, L.P. on January 13, 2000 and all subsequent amendments relating to its ownership in the Company. As of the date hereof, Swampoodle, L.P. has held at least $2,000 in market value or 1% of the Company's securities entitled to be voted on the proposal for at least one year.


                               Page 7 of 10 Pages

     Mr. Sutton and Mr. Drayne, on behalf of Swampoodle, L.P., will appear in person or by proxy to bring the resolution before the meeting.

     Should you have any questions regarding this matter, please call Mr. Sutton at (336) 765-3598, Mr. Drayne at (301) 907-5722, or Mr. Drayne's attorney,
Jeffrey  Grill,  at  (202)  663-9201.


                                   Sincerely,

                                   /s/  Anthony  J.  Sutton

                                   Anthony  J.  Sutton


                                   Swampoodle,  L.P.

                                   By:  Swampoodle  Holdings,  Inc.,  its
                                        general  partner

                                        By:     /s/  Michael  R.  Drayne
                                                ------------------------
                                                Michael  R.  Drayne,
                                                President

Attachments

cc:   Board  of  Directors  of  Monarch  Services,  Inc.


                               Page 8 of 10 Pages

Draft of shareholder resolution to be submitted by Anthony J. Sutton and Michael
R.  Drayne

"Resolved, that the shareholders of Monarch Services, Inc., request the board of directors to explain and seek shareholder approval for the company's business plan."


Supporting  Statement

There are unique circumstances surrounding Monarch Services at this juncture that make this resolution necessary and appropriate.

The company's assets now consist almost entirely of cash, as a result of the company having exited what were for many years its principal businesses. The cash balances represent about $5 a share, and twice the annual revenues of the company's sole remaining business (which, although it is too small by itself to allow Monarch to be profitable, could nonetheless be very easily sold). The company is therefore in a position to return capital to its shareholders in a per-share amount substantially in excess of the current share price, or for that matter any share price that has been seen for over ten years.

Instead, the Board of Directors has embarked on a risky and unwise course of action that has a very low probability of success. The company's strategy is to use the shareholders' capital to fund new business ventures, in the hope that they will permit the company to become profitable. The company acknowledged in a recent SEC filing that its ability to analyze the viability of proposed new business lines was limited, and that such new business lines might fail to become profitable and result in a loss of the company's investment (as indeed has already occurred with the e-commerce initiative that was undertaken only last year).

While new business ventures are normally an appropriate matter for a Board of Directors to authorize, we believe that three circumstances make the involvement of Monarch's shareholders necessary at this time:

     1. The company's cash balances are enormous in relation to its existing business, making deployment of these funds more akin to the type of transaction that is normally required to be submitted for a shareholder vote.


                               Page 9 of 10 Pages

     2. Monarch's shareholders registered extraordinary opposition to the Board of Directors at the last annual meeting. A majority of the shareholders who are not directors voted against the proposals the Board was required to submit for approval.
     3. There is not a liquid market for Monarch shares. Shareholders do not, in a practical sense, have the ability to express their dissatisfaction with the actions of the Board by selling their shares.

It is right and appropriate that Monarch's long-suffering shareholders be presented with the opportunity that exists now to realize a return on their investment. The Board should not pursue another course of action without their consent.


                               Page 10 of 10 Pages